Exhibit 99.7

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total signs an agreement to acquire UTS Corporation with its 20%
interest in the Canadian Fort Hills project in view
of reorganizing its oil sands portfolio
Paris, 7 July, 2010 – Total E&P Canada Ltd., a Total subsidiary, has signed an agreement with UTS Energy Corporation (UTS) to acquire UTS Corporation with its main asset, a 20% interest in the Fort Hills mining project in the Athabasca region of the Canadian province of Alberta.
Under the terms of the agreement, UTS will transfer its assets, other than its Fort Hills interest, to a newly formed company and Total E&P Canada will pay a cash amount of 3.08 Canadian dollars (CAD) per share to acquire UTS. Taking into account the cash held by UTS and acquired by Total (CAD 355 million, equivalent to CAD 0.73 per share) the cost of the acquisition for Total amounts to approximately CAD 1.15 billion (ie CAD 2.35 per share).
UTS’s Board of Directors has unanimously recommended the agreement. Under a Plan of Arrangement, UTS will recommend that its shareholders approve Total’s acquisition of the company. UTS will publish the documents relating to the Plan of Arrangement shortly. The transaction is subject to regulatory approvals from the Canadian authorities and to the acceptance of the Plan of Arrangement by at least 66.67% of UTS’s shareholders attending a special shareholders meeting.
The Fort Hills project is operated by Canada’s Suncor Energy Inc. with a 60% interest, the remaining 20% held by Teck Resources Ltd. The most recent estimates put Fort Hills’ resources at around 3.4 billion barrels of bitumen, which will be recovered through open-pit mining. The project will be developed in two phases. The first phase of approximately 160,000 barrels per day has already obtained the necessary administrative approvals to launch the development in the near future with a target production start-up, as expected by Total, in 2015-2016.
The earn-in costs owed to UTS by its Fort Hills partners (approximately CAD 704 million) will be transferred to Total, which means that the net acquisition cost to Total for approximately 680 million barrels of resources is CAD 0.65 per barrel.
Parallel to this transaction, Total is considering divesting some of its interest in the Joslyn mine, while retaining its role as operator, with the objective of an approximately 50% stake.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Yves-Louis Darricarrère, President of Total Exploration and Production, declared: “Total is very pleased with this acquisition of a high-quality asset that will allow us to strengthen and reorganize our asset portfolio in the Canadian oil sands. With Suncor Energy Inc., we will benefit from the experience of a leading partner, whose expertise in the mining operation of oil sands is well recognized. ”
Total Exploration and Production in Canada
Total operates the Joslyn project with a 75% interest. Production potential of this mining project is currently estimated at 200,000 barrels per day.
Total also owns a 50% interest in the Surmont SAGD1 project. Phase 1 production began in 2007 and currently averages 20,000 barrels per day. Plateau production is expected to be 27,000 barrels per day. Phase 2 began recently, with production scheduled to start up in 2015, enabling Surmont’s total production to increase to around 110,000 barrels per day. Further development phases are under study.
Total also has a 50% interest in the Northern Lights project following the 2008 acquisition of Canada’s Synenco Energy.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.

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